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                             May 26, 2023

       Diego Rojas
       Chief Executive Officer
       HNR Acquisition Corp
       3730 Kirby Drive, Suite 1200
       Houston, TX 77098

                                                        Re: HNR Acquisition
Corp
                                                            Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed May 15, 2023
                                                            File No. 001-41278

       Dear Diego Rojas:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed May 15, 2023

       Summary of the Proxy Statement
       Opinion of RSI & Associates, page 26

   1. We note disclosure on pages 26 and 95 appears to indicate that the Cobb and Associates
                                                        3rd Party Engineering
Study dated September 30, 2022 is included in this Proxy
                                                        Statement; however, we
are unable to locate the referenced reserve report. Please revise the Proxy Statement to
include the referenced report. Alternatively, remove the statement that the report is
included.
       Summary Historical Financial Information of HNRA, page 31

   2. Please modify the paragraphs preceding the summary of the historical financial information of HNRA to
indicate the selected historical financial data for the years ended
                                                        December 31, 2022, 2021
and 2020 have been derived from HNRA   s audited rather than
                                                        unaudited financial
statements and only the financial statements as of and for the years
 Diego Rojas
HNR Acquisition Corp
May 26, 2023
Page 2
         ended December 31, 2022 and 2021 are included elsewhere in this proxy statement. The financial statements as of December 31, 2020 and for the period from December 9, 2020 through December 31, 2020 are no longer presented in the amended proxy. In addition, please change the filing date of HNRA's Form 10-K for the fiscal year ended December
         31, 20222 to March 31, 2023.

         Similarly, please modify the preceding paragraphs to the summary of historical financial information of Pogo on page 33 to indicate the financial data as of and for years ended
         December 31, 2022, 2021 and 2020 have been derived from audited financial statements and only the financial statements as of and for years ended December 31, 2022 and 2021 are included elsewhere in the proxy.
Risk Factors
HNRA has extended the period of time by which it must complete its initial business combination to June 15, 2023, page 60

3. We note you disclose that your stockholders approved an amendment to your certificate of designation to allow up to six one-month extensions to November 15, 2023 on May 11,
         2023. We further note that your Form 8-K filed May 16, 2023 states that in connection with such amendment stockholders holding 4,115,597 shares of common stock exercised their right to redeem their shares and approximately $43 million was removed from the trust account to pay such holders. Please update your filing accordingly. If a vote in favor of the Purchase is assured by virtue of the SPAC Stockholder Support Agreement, please revise to clarify this point.

Unaudited Combined Pro Forma Financial Information
Introduction, page 65

4. Please clarify that a reader may refer to HNRA's audited financial statements and related
         footnotes and Management   s Discussion and Analysis for the year
ended December 31,
         2022 included in the proxy statement as well as in its Form 10-K for the year ended
         December 31, 2022 filed with the SEC on March 31, 2023.
5. We note you state that the unaudited pro forma combined financial information does not reflect any adjustments related to the results of the special meeting of the stockholders of
         HNRA on May 11, 2023. Please revise your pro forma financial statements to include adjustments for actions taken at the special meeting to the extent such actions are necessary for the completion of the business combination.
Unaudited
FirstName Pro  Forma Consolidated
           LastNameDiego     Rojas Balance Sheet, page 67
Comapany
6.         NameHNR
       Please           Acquisition
              revise your  pro formaCorp
                                     balance sheet to include the Redeemable
Common Stock line
       item as it appears
May 26, 2023 Page 2       to have been inadvertently omitted.
FirstName LastName
 Diego Rojas
FirstName  LastNameDiego Rojas
HNR Acquisition  Corp
Comapany
May        NameHNR Acquisition Corp
     26, 2023
May 26,
Page 3 2023 Page 3
FirstName LastName
Note 5 - Pro Forma Earnings per Share, page 73

7. We reissue or prior comment 14 in its entirety as footnote (1) to your tabular disclosure of the pro forma earnings per share computation continues to refer to the pro forma loss per share and does not explain why the public and private warrants are anti-dilutive. This comment also applies to similar disclosure on page 36.
Fairness Opinion of RSI & Associates, Inc., page 95

8. We note your revised disclosure in response to prior comment 19 states that RSI
         & Associates reviewed post-Purchase financial projections of Pogo based on the
         September 30, 2022 Cobb Report. Please revise to clarify who prepared the reports. In that regard, we note Annex C states that the financial projections were prepared by
         HNRA.
9. We note your response to prior comment 20 and reissue the comment in part. Please revise your disclosure to discuss each of the material analysis conducted by RSI
         & Associates, including the analysis of public transactions of a comparable nature and the financial and stock information of other companies. Please ensure you provide support for the ultimate conclusions reached in each analysis. Refer to Item 4(b) of Form S-4 and
         Item 1015(b)(6) of Regulation M-A.

Interests of HNRA's Directors and Officers in the Purchase, page 98

10. We note your added disclosure in response to prior comment 40. Please revise to include this disclosure in your summary under "Interests of Certain Person in the Purchase. We also note you disclose that JVS Alpha Property, LLC owns 940,000 shares of SPAC
         Common Stock, and is controlled by Joseph V. Salvucci, Jr., an independent director of the Company. Please revise to additionally include the current value of such shares.
Information About Pogo
Summary of Reserves, page 116

11.      The line-item header (   Estimated Proved Developed Reserves   ) shown
in the tabular
         presentation on page 116 appears to represent the net quantities of proved developed producing reserves. Please review and revise your disclosure as necessary.
Acreage and Ownership
Leasehold Acreage, page 120

12. We have reviewed your response to comment 26 and the revised acreage disclosure on page 120. We note you identify all of your acreage as developed; however, the discussion on page 112 and the disclosure on page 116 indicates certain reserves as of December 31,
         2022 have been classified as undeveloped. Please note the acreage associated with your undeveloped reserves that is held by production should be classified as undeveloped
 Diego Rojas
FirstName  LastNameDiego Rojas
HNR Acquisition  Corp
Comapany
May        NameHNR Acquisition Corp
     26, 2023
May 26,
Page 4 2023 Page 4
FirstName LastName
         acreage for purposes of disclosure under Item 1208(b) of Regulation S-K. Please modify your disclosure as necessary to resolve any inconsistencies in the classification of your acreage. Refer to the disclosure requirements in Item 1208 of Regulation S-K.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations of
Pogo
Overview, page 130

13. We have read your response to comment 31 and note the revised disclosure of gross/net acreage on page 130 of "13,700 gross (13,700 net) acres with an average working interest of 100%"; however, the disclosure included in the Opinion of RSI & Associates on Annex
         C-2 still contains net acreage of 11,508 acres. Please review and revise your disclosure as necessary.
Results of Operations, page 131

14. We note the disclosure of the average sales prices for oil, natural gas, and on a boe basis excluding settle commodity derivatives shown on page 132 and the lease operating expenses on a $ per boe basis shown on page 132 and as noted on page 133 for the year ended December 31, 2021 appear to be inconsistent with the comparable figures shown elsewhere on page 118. Please revise your disclosure to correct the inconsistency or tell us why a revision is not needed.
Managements Discussion and Analysis of Financial Condition and Results of Operations
Cash Flows, page 135

15. Please revise your table depicting sources and uses of cash for the year ended
         December 31, 2021 to include the amount of the net change in cash and cash equivalents.
Beneficial Ownership of Securities, page 170

16. Please expand your disclosure to disclose your Sponsor's ownership interest and present the expected beneficial ownership following the Purchase under both the no redemption and maximum redemption scenarios.
Pogo Resources, LLC
Notes to the Consolidated Financial Statements
Note 12. Supplemental Disclosure of Oil and Natural Gas Operations (Unaudited) Reserve Quantity Information,, page F-41

17.      Your explanation of the changes that occurred due to    Revisions of
Previous Estimates
         for the year ended December 31, 2021 indicates the overall increase is primarily attributable to improved performance revisions and other items and is partially offset by a decrease attributable to lower commodity prices.
 Diego Rojas
HNR Acquisition Corp
May 26, 2023
Page 5
         Please revise your discussion to identify and quantify each individual factor that contributed to the overall change in the line item. If two or more unrelated factors are combined to arrive at the overall change, your revised disclosure should separately identify and quantify each factor, including offsetting factors, so that the change in net reserve quantities between periods is fully explained. Refer to the disclosure requirements in FASB ASC 932-235-50-5.
Standardized Measure of Discounted Future Net Cash Flows,, page F-43

18. We have read your response to comment 37 and note you omit your asset retirement costs as part of the future development costs used in the calculation of your standardized measure.

         Please note that disclosure of the standardized measure and each of the individual line items, and the related components specific to the calculation of the measure, are required pursuant to FASB ASC 932-235-50-31 parts a through f. Furthermore, the definition of
            Discounted Future Net Cash Flows Related to Proved Oil and Gas
Reserves    which
         references disclosure under FASB ASC paragraphs 932-235-50-30, 932-235-50-31, and
         932-235-55-6 states that    future cash flows related to the
settlement of an asset retirement
         obligation are included in the disclosure    and does not specify that
selected costs may be
         excluded in the calculation based on a preconditioned outcome or impact based on materiality. Refer to FASB ASC 932-235-50-31 and the Amendments to the XBRL
         Taxonomy, Accounting Standards Update No. 2010-03 Extractive Activities-Oil and Gas
         (Topic 932).

         The requirement pursuant to FASB ASC 932 is also consistent with guidance provided by the Division of Corporation Finance in the letter dated February 2004 to registrants primarily engaged in the production of oil and gas regarding the preparation of their filings with the Commission. The letter indicates the staff believes
that    an entity should
         include the future cash flows related to the settlement of an asset retirement obligation in
         its standardized measure disclosure.    The letter also indicates that
   the requirement to
         disclose    net cash flows    relating to an entity   s interest in
oil and gas reserves [pursuant to
         FASB Statement No. 69, paragraph 30] requires an entity to include the cash outflows associated with the settlement of an asset retirement obligation
and that    the exclusion of
         the cash flows associated with a retirement obligation would be a departure from the required disclosure.

       Please revise your disclosure for each period presented to accurately reflect all estimated future costs, including the costs that will be incurred to settle your asset retirement obligations, e.g. the costs for dismantlement, restoration, and abandonment of the existing
FirstName LastNameDiego Rojas
       wells (including both active and inactive wells on leases and future proved undeveloped
Comapany   NameHNR
       locations)        Acquisition
                  and related         Corp This comment applies to the
disclosure on page 75, F-43
                               equipment.
May 26,and the Page
         2023  reserves
                     5 reports included as Annex D and E, respectively. FirstName LastName
 Diego Rojas
FirstName  LastNameDiego Rojas
HNR Acquisition  Corp
Comapany
May        NameHNR Acquisition Corp
     26, 2023
May 26,
Page 6 2023 Page 6
FirstName LastName
Exhibits

19. We note your response to prior comment 39; however, we reissue our comment in part as we are unable to locate the disclosure revisions to the reserves report prepared by William
         M. Cobb & Associates, Inc. as of December 31, 2021 presented in the Proxy Statement as
         Annex D. Please obtain and file as revised reserve report that complies with the requirements in Item 1202(a)(8) of Regulation S-K.
General

20. We note your added disclosure in response to prior comment 51, indicating that the SPAC
         Stockholders    aggregate voting power is 3,006,250 shares of SPAC
Common Stock.
         Please revise to present this figure as a percentage.
21. We note your response to prior comment 42 and reissue in part. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.
22. We note your response to prior comment 49, indicating that the fair value of the warrants that may be retained by redeeming shareholders is $880,000 based on recent trading prices, and 8,625,000 warrants held by Public Shareholders. Please revise to include such disclosure in your filing. Also, identify any material resulting risks.
23.      We note your revised disclosure in response to prior comments 5 and
43. Please further
         revise to quantify the Founder shares and the Private Placement shares held by the
         Sponsor.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John
Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 or John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions regarding the engineering comments. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:      Matthew Ogurick